SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No: 1-6926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

c/o Human Resources

C.R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3; Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits—December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits—Years ended December 31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i	- Schedule of Assets (Held at End of Year) - December 31, 2006

b)	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Bard Employees’ Savings Trust 401(k) Plan
(Name of Plan)

By:	/s/ Todd C. Schermerhorn
Todd C. Schermerhorn Senior Vice President and Chief Financial Officer

Dated: June 28, 2007

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Bard Employees’ Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Short Hills, New Jersey
June 28, 2007

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments at fair value (Note 3)	$313,114,954	$261,323,055
Loans to participants	4,846,151	3,949,973

Total investments	317,961,105	265,273,028

Receivables:
Participants’ contributions	516,788	548,105
Employer’s contributions, net of forfeitures	—	277,665

Total receivables	516,788	825,770

Net assets available for benefits at fair value	318,477,893	266,098,798
Adjustment from fair value to contract value for fully benefit responsive investment contracts	348,368	398,643

Net assets available for benefits	$318,826,261	$266,497,441

See accompanying notes to financial statements

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment income:
Interest and dividend income	$8,038,695	$5,047,682
Interest income, participant loans	266,620	188,629
Net appreciation in fair value of investments (Note 3)	38,894,529	7,312,299

	47,199,844	12,548,610

Contributions:
Employer and other transfers, net of forfeitures	6,896,489	5,655,180
Participant	20,288,480	17,840,441

	27,184,969	23,495,621

Total additions	74,384,813	36,044,231

Deductions:
Payment of benefits	22,055,993	19,548,631

Net increase	52,328,820	16,495,600
Net assets available for benefits:
Beginning of year	266,497,441	250,001,841

End of year	$318,826,261	$266,497,441

See accompanying notes to financial statements

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description

The following brief description of the Bard Employees’ Savings Trust 401(k) Plan (the Plan) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a)	Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the Company) and plan participants. All domestic employees of the Company not covered by a collective bargaining agreement who have been scheduled for 1,000 hours of service are eligible to participate in the Plan. Effective January 1, 1998, Company matching contributions associated with the Bard Common Stock Fund were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the Code). The Bard Common Stock Fund invests primarily in qualifying employer securities.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination issuance provided by the Pension Benefit Guaranty Corporation.

(b)	Contributions

Plan participants may elect to make tax deferred contributions through payroll deductions between 1% and 25% of their compensation, as defined by the Plan. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of participants’ first 3% of compensation contributed to the Plan and 50% of the next 1% of compensation contributed to the Plan. Prior to March 2005, the Company matched 100% of participants’ first 2% of compensation contributed to the Plan and 25% of the next 2% to 4% of compensation contributed to the Plan.

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. Prior to February 2006, Company contributions were initially invested solely in the Bard Common Stock Fund and were made in cash or Company stock. Effective February 1, 2006, a Plan amendment was made to allow participants to separately direct the investment of the Company contributions. If no separate direction is made, Company contributions are invested in the same manner as a participant’s pre-tax elections, until such time as a participant directs them to be invested differently.

The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations.

As of December 31, 2006, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard 500 Index Fund – Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price index, a widely recognized benchmark of U.S. stock market performance.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Vanguard International Growth Fund – Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard LifeStrategy Conservative Growth Fund – Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund’s asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

Vanguard LifeStrategy Growth Fund – Seeks to provide long-term growth of capital by investing in four other Vanguard funds; a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

Vanguard LifeStrategy Moderate Growth Fund – Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

Vanguard Mid-Cap Index Fund – Seeks to track the investment returns of the S&P 400 MidCap Index, which measures the performance of the stocks of all regularly traded midsize companies. This fund provides a way to match the performance of companies with market capitalizations of $1.5 billion to $13 billion.

Vanguard Prime Money Market Fund – Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard PRIMECAP Fund – Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Small-Cap Index Fund – Seeks to track the investment returns of the Russell 2000 Index, which measures the performance of the 2,000 smallest companies out of the 3,000 largest U.S. companies. This fund provides a way to match the performance of a diversified group of small companies.

Vanguard Total Bond Market Index Fund – Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Vanguard Wellington Fund – Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard Retirement Savings Trust – Seeks to provide collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.

Bard Common Stock Fund – Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

(c)	Forfeitures

In 2006, employer contributions were reduced by $1,206,529 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2006, included forfeited nonvested amounts totaling $321,616. These amounts will be used to reduce future Company matching contributions.

In 2005, employer contributions were reduced by $1,021,136 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2005, included forfeited nonvested amounts totaling $78,257.

(d)	Vesting

Participants are vested in the Company’s matching contribution as follows:

Years of Service	% vested
Under 2	0
2 but < 3	25
3 but < 4	50
4 but < 5	75
5 or more	100

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Loans to Plan Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the prime rate plus 1%, determined on January 1 of each Plan year. A participant may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years.

(f)	Income Allocations

Investment income for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

(g)	Distributions

Participants will receive the full amount of their vested account balance when one of the following events occurs; normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after attainment of age 59-1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment or in a series of installments over three to ten years.

(h)	Excess Participant Contribution Payable

The Plan failed certain IRS nondiscrimination tests for the year ended December 31, 2006. In order to address the 2006 failure and to eliminate potential future discrimination with respect to participant elective contributions or employer matching contributions, the Company’s Retirement Committee amended the Plan in 2007 to allow qualified nonelective contributions. These qualified nonelective contributions would be allocated to a limited number of nonhighly compensated employees in order to correct the discrimination failure noted above. In 2007, a qualified nonelective contribution of approximately $387.00 was made to address the 2006 failure.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)	Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. Equities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The market value of the Bard Common Stock Fund is not equal to the market value of the underlying shares of stock in the stock fund due to the cash portion of the fund and the timing of transaction posting.

The contract value of investment contracts generally approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by the plan participants at contract value.

(c)	Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company (“Vanguard”) is the appointed trustee of the Plan and administers the Plan’s assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan have been paid by the Company in 2006 and 2005.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Basis of Accounting

Accounting records maintained by the trustee are on the accrual basis of accounting.

(e)	Tax Status

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 4, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities including the Company’s common stock (approximately 38% of net assets available for benefits at December 31, 2006.). Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. A discussion of risks and uncertainties associated with the Company’s common stock is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K/A for the year ended December 31, 2006.

(h)	New Accounting Standards

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented in the Statements of Net Assets Available for Benefits.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management does not expect the adoption of FAS 157 to have a material impact on its financial position or results of operations.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

At December 31, 2006 and 2005, the Plan’s assets were allocated among various investment funds.

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005 at fair value.

	2006	2005
Vanguard 500 Index Fund, 409,235 and 413,108 units, respectively	$53,442,046	$47,474,321
Bard Common Stock Fund, 2,293,097 and 2,632,914 units, respectively*	119,585,017	109,292,277
Vanguard PRIMECAP Fund, 385,728 and 336,715 units, respectively	26,595,946	21,990,890
Vanguard Retirement Savings Trust, 36,551,321 and 30,627,198 units, respectively	36,202,953	30,228,555

*	Nonparticipant directed in 2005.

During 2006, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value as follows:

Bard common stock	$26,171,050
Mutual funds and collective trusts	12,723,479

$38,894,529

(4)	Related-Party Transactions

Certain Plan investments are shares of mutual funds and collective trusts managed by Vanguard. These transactions are considered party-in-interest transactions. Additionally, Vanguard acts as the trustee and record keeper for the Plan.

At December 31, 2006 and 2005, the Plan had outstanding loans to participants of $4,846,151 and $3,949,973, respectively. These transactions are considered parties-in-interest transactions.

At December 31, 2006, the Plan held Bard common stock valued at $119,585,017. At December 31, 2005, the Plan held Bard common stock valued at $109,292,277. During the year ended December 31, 2006, the Plan purchased Bard common stock with a market value of $9,565,901. During the year ended December 31, 2005, the Plan purchased Bard common stock with a market value of $19,950,764.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(6)	Nonparticipant-Directed Investments

Prior to February 2006, Company contributions were initially invested solely in the Bard Common Stock Fund and were made in cash or Company common stock. Effective February 1, 2006, a Plan amendment was made to allow participants to separately direct the investments of the Company contributions. The nonparticipant - directed Company contributions during the month of January 2006 did not meet disclosure requirements. Under the amended Plan, if no separate direction is made, Company contributions are invested in the same manner as a participant’s pre-tax elections, until such time as a participant directs them to be invested differently.

Information about the net assets and the significant components of the changes in net assets relating to the 2005 nonparticipant directed Bard Common Stock Fund is as follows:

December 31
2005
Bard Common Stock Fund (1,657,953 shares)	$109,292,277
Contribution receivable	339,951

$109,632,228

December 31
2005
Change in net assets:
Contributions	$8,456,633
Net appreciation in fair value of investments	3,011,984
Payment of benefits	(6,763,948)
Participant loan withdrawals	(1,121,515)
Other deductions	(6,901)
Transfers to participant – directed investments	(4,431,452)

$(855,199)

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest collateral, par or maturity value	(d)	(e) Current Value
*	Vanguard 500 Index Inv	Registered Investment Company	**	$53,442,045.53
*	Vanguard Int’l Growth Fund	Registered Investment Company	**	14,060,166.27
*	Vanguard LifeSt Conserv Growth	Registered Investment Company	**	1,606,346.12
*	Vanguard LifeSt Growth Fund	Registered Investment Company	**	7,268,047.35
*	Vanguard LifeSt Mod Growth	Registered Investment Company	**	5,430,211.75
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	12,628,765.99
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	26,595,946.35
*	Vanguard Prime Money Mkt Fund	Registered Investment Company	**	5,551,349.91
*	Vanguard Sm-Cap Index Inv Fund	Registered Investment Company	**	10,068,727.32
*	Vanguard Total Bond Mkt Index Fund	Registered Investment Company	**	8,899,368.69
*	Vanguard Wellington Fund	Registered Investment Company	**	11,776,008.93
*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust	**	36,551,321.16
*	Bard Common Stock Fund	Company Stock Fund	**	119,585,016.58
*	Participant Loans	Interest rate range 5% - 10.5% Maturity date range from 5/2007 - 1/2022	**	4,846,151.02

	Total assets held for investment purposes			$318,309,472.97

*	Party-in-Interest
**	Cost information omitted for fully-participant directed investments

Consent of Independent Registered Public Accounting Firm

To the Retirement Committee of the Bard Employees’ Savings Trust 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-30217) on Form S-8 of C. R. Bard, Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2006 Form 11-K of the Bard Employees’ Savings Trust 401(k) Plan.

/s/ KPMG LLP

Short Hills, New Jersey
June 28, 2007